UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): <u>March 14, 2007</u>

Centennial Communications Corp.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

0-19603	**06-1242753**
(Commission File Number)	(IRS Employer Identification No.)

3349 Route 138
Wall, New Jersey 07719
(Address of principal executive offices, including zip code)

(732) 556-2200
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers

   (b) On March 14, 2007, James R. Matthews resigned from the Board of Directors of Centennial Communications Corp. ("Centennial").

   (d) Effective March 14, 2007, Darren Battistoni has been appointed to fill the vacancy resulting from Mr. Matthews' resignation. Mr. Battisoni was designated by affiliates of Welsh, Carson, Anderson & Stowe in accordance with the terms of the First Amended and Restated Stockholders Agreement among Centennial and certain of its stockholders. Mr. Battistoni is employed by affiliates of Welsh, Carson, Anderson & Stowe. The information required by Item 404(a) of Regulation S-K regarding transactions between Centennial and Welsh, Carson, Anderson & Stowe set forth in Centennial's Proxy Statement for the year ended May 31, 2006 is incorporated herein by reference. A copy of Centennial's press release with respect to the foregoing is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

   (d)   Exhibits.

   99.1   Press Release of Centennial Communications Corp. dated March 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL COMMUNICATIONS CORP.

Date: March 14, 2007

By: /s/ Tony L. Wolk
      Tony L. Wolk
      Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.   Description

99.1   Press Release of Centennial Communications Corp. dated March 14, 2007.

News Release

For investor and media inquiries please contact:
Steve E. Kunszabo
Executive Director, Investor Relations
732-556-2220

Darren C. Battistoni to Join Centennial Communications' Board of Directors

Wall, N.J. **–** Centennial Communications Corp. (NASDAQ: CYCL) ("Centennial") today announced that James R. Matthews, formerly a general partner of Welsh, Carson, Anderson & Stowe, has resigned from Centennial's Board of Directors upon joining Evercore Partners as Co-Head of Private Equity. Darren C. Battistoni has been named to serve the remainder of Mr. Matthews' term.

Mr. Battistoni is currently a Senior Associate with Welsh, Carson, Anderson & Stowe. Prior to joining Welsh, Carson, Anderson & Stowe in 2004, he was an investment-banking analyst at Credit Suisse for two years. He is also a director of several private companies.

"On behalf of our management team, I would like to thank Jim for his many years of dedication to Centennial," said Michael J. Small, Chief Executive Officer. "I am delighted to welcome Darren to the Centennial family, and we look forward to his contributions as we continue to grow our businesses."

ABOUT CENTENNIAL

Centennial Communications (NASDAQ: CYCL), based in Wall, NJ, is a leading provider of regional wireless and integrated communications services in the United States and Puerto Rico with approximately 1.1 million wireless subscribers and 387,500 access lines and equivalents. The U.S. business owns and operates wireless networks in the Midwest and Southeast covering parts of six states. Centennial's Puerto Rico business owns and operates wireless networks in Puerto Rico and the U.S. Virgin Islands and provides facilities-based integrated voice, data and Internet solutions. Welsh, Carson, Anderson & Stowe and an affiliate of the Blackstone Group are controlling shareholders of Centennial. For more information regarding Centennial, please visit our websites http://www.centennialwireless.com/, http://www.centennialpr.com/ and http://www.centennialrd.com/.

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